UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                                 SEC FILE NUMBER
                                  --------------

                           NOTIFICATION OF LATE FILING

(Check One):  [  ]  Form 10-K  [  ] Form 20-F  [ X ] Form 11-K   [   ] Form 10-Q
              [  ]  Form N-SAR

                         For Period Ended: June 30, 2003

                     [ ] Transition Report on Form 10-K
                     [ ] Transition Report on Form 20-F
                     [ ] Transition Report on Form 11-K
                     [ ] Transition Report on Form 10-Q
                     [ ] Transition Report on Form N-SAR
                     For the Transition Period Ended: ___________________


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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                        PART I -- REGISTRANT INFORMATION

Full Name of Registrant:                                   Agway Inc.

Former Name if Applicable:                                 NA

Address of Principal Executive Office (Street and Number): 333 Butternut Drive

City, State and Zip Code:                                 Dewitt, New York 13214

                                     PART II
                             RULE 12b-25(b) AND (c)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE


         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         The Registrant and several of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of New York ("Bankruptcy Court") on October 1, 2002. After that date, significant resources of the Registrant have been devoted to administering to the bankruptcy requirements, developing a reorganization plan and pursuing the sale of certain of its businesses and assets through auction processes.

         As a result, the Company was unable to complete the Agway Inc. Employees' 401(k) Thrift Investment Plan's (the "Plan") annual report on Form 11-K for the year ended June 30, 2003 by the due date of December 27, 2003. The Company will complete the Form 11-K for the year ended June 30, 2003 as soon as practicable and file it with the Staff.

                                 PART III, CONT.
                                    NARRATIVE


          As previously communicated in a letter dated January 10, 2003 to the SEC, we stated that Agway Inc. ("Company" or "Agway") filed a Form 12b-25 with respect to the June 30, 2002 annual report of the Plan which was due on December 27, 2002. We stated that the Plan holds approximately $47.8 million of securities of Agway, which constitute approximately 40% of the Plan's assets. Previously, the Plan had valued Agway securities at par value with respect to preferred stock and at face value for subordinated debt based on Agway's long-standing practice of repurchasing those securities at par value or face value upon presentment by a holder thereof. We stated that on June 14, 2002,
Agway suspended its long-standing practice of repurchasing certain of its eligible securities at par value upon presentment by the holder thereof, and suspended all Plan activity relating to its securities. As a result, employee and Company contributions made to the Plan after June 14, 2002 are no longer allocated to the Company Security Fund. Also, all Plan participants'
contributions to, transfers to, withdrawals from and new loans based upon amounts in the Company Security Fund had been suspended. In addition, on October 1, 2002, Agway and five of its subsidiaries filed voluntary petitions to reorganize under Chapter 11 of the U.S. Bankruptcy Code. As a result of these events, there was substantial uncertainty surrounding the fair value of the Company's securities held by the Plan as of June 30, 2002, which we believe the Plan will be unable to resolve until the Company's plan of reorganization under Chapter 11 is approved. Because of this uncertainty, the Plan was unable to prepare complete financial statements that are in compliance with GAAP as of June 30, 2002 to include in its annual report on Form 11-K, and its auditors would be unable to provide an unqualified opinion on those financial statements as required by Article 2 of Regulation S-X. We proposed filing the 2002 Form 11-K with unaudited financial statements as of June 30, 2002 with the Agway securities valued as before, at par or face value, with appropriate disclosure in the notes to the financial statements, rather than delaying the filing of the 2002 Form 11-K until Agway's plan of reorganization has been approved. The Staff's response to us in a letter dated January 23, 2003 was that it would not waive the requirements of Form 11-K. However, the Staff would not recommend any action against the Plan based solely on its failure to file the audited historical financial statements required by that Form. Furthermore, the Staff also noted that if the Plan did not file the required financial statements within the extended time period provided by the Form, the Staff would not consider them to have been timely filed.

          The issues noted above continue to exist and the Company has yet to file its plan of reorganization under Chapter 11 and therefore will file the 2003 Form 11-K consistent with the 2002 Form 11-K with unaudited financial statements as of June 30, 2003 with the Agway securities valued as before, at par or face value, with appropriate disclosure in the notes to the financial statements, rather than delaying the filing of the 2003 Form 11-K until Agway's plan of reorganization has been approved.

                                     PART IV
                               OTHER1 INFORMATION


(1) Name and telephone number of person to contact in regard to this notification


     Peter J. O'Neill                                (315) 449-6568
     (Name)                                          (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                / / Yes / X / No

     The Company has not filed a Form 10-K for the fiscal year ended June 30, 2003 and has only filed current reports on Form 8-K since its filing of its Form 10-Q for the third quarter of the 2003 fiscal year on May 20, 2003. On June 3, 2003, Agway requested that the staff of the Commission ("Staff") agree not to recommend enforcement action to the Commission if the Company follows the modified reporting procedures consistent with the requirements of Securities Exchange Act Release No. 34-9660 (June 30, 1972) (the "Release"), the Division of Corporation Finance's Staff Legal Bulletin No. 2 (the "Staff Legal Bulletin") and prior no-action letters issued by the Staff. In its request, the Company proposed, in lieu of continuing to file quarterly and annual reports under Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), to file with the Commission on Form 8-K copies of certain financial information filed with the United States Bankruptcy Court. A final response to this request has not been received but the Staff has advised the Agway that it would not taken action against the Company for not filing its Form 10-K or subsequent Form 10-Qs pending the Staff's response.

     The Company has been filing Forms 8-K on current events, including the filing with the Bankruptcy Court of its unaudited financials for the fiscal year ended June 30, 2003, and events relating to the Chapter 11 Proceedings.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                / / Yes / X / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Part III Narrative for explanation and reasons why a reasonable estimate cannot be made.

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                                   Agway Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    January 16, 2004  By:     /S/ Peter J. O'Neill
                                   --------------------------------------------
                                       Peter J. O'Neill
                                       Senior Vice President Finance and Control